UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On August 13, 2025, the Company entered into a Securities Purchase Agreement with Alumni Capital LP (“Alumni”), a Delaware limited partnership, (“Securities Purchase Agreement”), pursuant to which Alumni could purchase convertible notes (“Convertible Notes”) from the Company, in multiple tranches, having an aggregate principal amount of up to $61,200,000. The Convertible Notes will be issued with approximately 16.67% original issue discount for a maximum amount of gross proceeds of $51,000,000. For each tranche of Convertible Notes issued, Alumni will be issued warrants (the “Alumni Warrants”) to purchase the Company’s ordinary shares in an amount equal to 15% of the purchase price of such tranche of Convertible Notes.

A $3,000,000 Convertible Note and Alumni Warrant to acquire up to $375,000 of the Company’s ordinary shares were issued on August 13, 2025 for a combined purchase price of $2,500,000. Also, Alumni has agreed to purchase a $4,200,000 Convertible Note and Alumni Warrant to purchase up to $525,000 of the Company’s ordinary shares by no later than September 3, 2025, for a combined purchase price of $3,500,000. Until August 13, 2027, Alumni has the option to purchase up to $54,000,000 of additional Convertible Notes and Alumni Warrants to purchase up to $6,750,000 of the Company’s ordinary shares for a combined purchase price of up to $45,000,000. Any issued Alumni Warrants, are or will be exercisable at an exercise price per share equal to the greater of (i) $1.20 and (ii) the quotient of (A) $30,000,000, divided by (B) the number of ordinary shares issued and outstanding as of the date of exercise, subject to adjustment.

The purchase price for the Convertible Notes includes an original issue discount of approximately 16.67%, and the Convertible Notes do not otherwise accrue any interest, other than default interest and late charges that may become payable.

The conversion price for the Convertible Notes is equal to the greater of (A) the Floor Price, as defined in the applicable Convertible Note, and (B) the lower of (I) the quotient of (x) $50,000,000, divided by (y) the number of ordinary shares outstanding immediately preceding the delivery of the applicable conversion notice (treating for this purpose as outstanding all ordinary shares issuable upon exercise of options outstanding immediately preceding the delivery or deemed delivery of the applicable conversion notice or upon conversion or exchange of convertible securities (including the Convertible Notes) outstanding (assuming exercise of any outstanding options therefor) immediately preceding the delivery or deemed delivery of the applicable conversion notice), and (II) ninety percent (90%) of the lowest VWAP of the ordinary shares during the ten (10) consecutive trading days immediately preceding the delivery or deemed delivery of the applicable conversion notice.

In connection with the initial closing, the Company also entered into a Registration Rights Agreement with the Alumni, pursuant to which the Company agreed, upon written demand from Alumni, to file and maintain an effective registration statement with respect to the resale of the ordinary shares issuable upon conversion of the Convertible Notes and exercise of the Alumni Warrants.

On August 13, 2025, we filed a prospectus supplement, dated as of August 13, 2025 (the “Prospectus Supplement”) under our registration statement on Form F-3 (File No. 333-279521), in respect of the s ordinary shares that would be underlying the maximum amount of Convertible Notes and Alumni Warrants if converted or exercised, as applicable, at the applicable Floor Price.

The foregoing descriptions of the Securities Purchase Agreement, the Convertible Notes and Alumni Warrants are summaries and do not purport to be complete and are qualified in their entirety by reference to the Securities Purchase Agreement and the Convertible Note and Alumni Warrant issued on August 13, 2025, which are furnished hereto as Exhibits 99.1, Exhibit 99.2 and Exhibit 99.3, respectively. Capitalized terms used in this Report and not defined herein have the meanings specified in the Securities Purchase Agreement, the Convertible Note issued on August 13, 2025 and the Alumni Warrant issued on August 13, 2025.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any offer, solicitation, or sale of the Company’s securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2025	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Carey Olsen, British Virgin Islands Counsel to the Company
99.1	Securities Purchase Agreement
99.2	Tranche 1 Note
99.3	Tranche 1 Warrant

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